[CIRCUIT CITY LETTERHEAD]

Pursuant to Regulation §200.83 (Rule 83) of the Freedom of Information Act,

this letter omits confidential information included in the unredacted version of this letter delivered to the Securities and Exchange Commission,

Division of Corporation Finance. Asterisks denote such omissions.

March 16, 2007

Mr. William H. Thompson		FOIA Confidential Treatment Request
Branch Chief		The entity requesting confidential treatment is:
Securities and Exchange Commission		Circuit City Stores, Inc.
Division of Corporation Finance		9950 Mayland Drive
100 F Street, N.E.		Richmond, Virginia 23233
Mailstop 3561	Attention:	Reginald D. Hedgebeth
Washington, D.C. 20549		Senior Vice President,
General Counsel and Secretary
Telephone: (804) 486-4014

Re:	Circuit City Stores, Inc.
Form 10-K for Fiscal Year Ended February 28, 2006
Filed May 15, 2006
Form 10-Q for Fiscal Quarter Ended November 30, 2006
Filed January 5, 2007
File No. 1-5767

Dear Mr. Thompson:

This letter is in response to your letter to our Chairman, President and Chief Executive Officer dated February 28, 2007. For ease of reading, we have reproduced the Staff’s comments below in bold and our replies follow in a lighter font.

Form 10-K for Fiscal Year Ended February 28, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.

Staff’s Comment: Please expand your discussion and analysis to include economic and industry-wide factors relevant to your operations, provide more insight into material opportunities, challenges and risks on which management is most focused for both the short and long term, identify and discuss key performance indicators that management uses to manage the business that would be material to investors, provide greater insight into the quality and variability of information regarding financial condition and operating performance, discuss and analyze known trends, demands, commitments, events and uncertainties that cause reported financial

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

information not to be necessarily indicative of future operating performance or future financial condition, provide a more informative analysis of the underlying reasons and implications of significant changes in financial condition and operating results between periods and to provide insight to readers to see the business through the eyes of management. Also, to facilitate a reader’s ability to readily understand the impact of changes in operating results between periods, please revise to quantify in dollars the gross profit and expenses between periods. For example, with respect to your discussion and analysis of net sales you should:

•

Expand your definition of comparable store sales to disclose how you treat stores remodeled or expanded and relocated in connection with your superstore revitalization initiatives in your computation. Also, you should discuss the significance of the operating performance of stores opened and closed on comparable store sales trends.

•

Quantify to the extent practicable the effects of initiatives to upgrade and evolve your core business, including identification and quantification of incremental revenues and profits, new businesses to produce long-term growth, new service offerings and multi-channel initiatives.

•	Disclose how your generate revenues from the dealer relationships in the international segment.

•	Quantify the effects of changes in average ticket, comparable store sales and stores opened and closed on net sales for each period presented.

•	Quantify and discuss the significance of extended warranty revenue and installation revenue on gross profit and income.

•

Quantify the increase in web-originated sales, the effect on comparable store sales and commission revenue from changes in the business model for wireless communications products and services and digital video services and net financing revenues.

•	Discuss the significance of selling and total square feet metrics.

•	Quantify the effect of foreign currency exchange rates on international segment sales.

Please note that these are just examples of where your disclosure could be improved and is not a complete list. For further guidance, refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, available on our web site at www.sec.gov/rules/interp/33-8350.htm.

Company’s Response: We note the staff’s comments concerning Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and we have reviewed the Commission’s guidance regarding MD&A, including the guidance contained in Release No. 33-8350.

At the outset, we note that we provide significant forward-looking information in our annual reports on Form 10-K, including an outlook section that includes quantitative forward-looking information with respect to the next fiscal year. This information

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

provides concrete information to investors regarding management’s goals and focus in running the business. In addition, with regard to known trends, events or uncertainties that are reasonably likely to affect future results or financial condition, we note that our periodic reports include meaningful disclosures including (1) detailed risk factors, (2) risks and uncertainties regarding forward-looking information, and (3) the assumptions underlying the outlook disclosures. Further, we made initial revisions to our MD&A disclosures in our May 2004 filing and more extensive revisions in our May 2005 filing to address the SEC’s December 29, 2003 MD&A guidance.

While we believe that our MD&A disclosures have been responsive to the SEC’s requirements, in future filings, we will expand our discussion and analysis to address the Staff’s comments and provide additional information that is meaningful to investors. We note some of the topics that we plan to address in future filings below.

Key performance indicators and discussion of strategy

We view percentage changes in revenue growth, gross margin rate, SG&A as a percentage of net sales, and earnings before taxes margin improvement as key indicators of the Company’s performance. The Company considers these measures in terms of percentage changes rather than dollar amounts and, therefore, our future disclosures will focus on percentage changes in these measures.

In our upcoming Annual Report on Form 10-K, we plan to discuss our strategy and significant initiatives for fiscal year 2008. To the extent practicable, we will provide information on key performance indicators regarding the progress in implementing our strategy, such as net-owned inventory, Web-originated sales growth and services revenue growth. While we will be able to track our overall success rate with key initiatives, in some cases it will be difficult to measure the specific results of certain initiatives and such results may be immaterial in initial years.

We provide selling and total square footage metrics to enable investors to analyze our store productivity. Our older format stores have disproportionately large non-selling areas. We will add disclosure to our upcoming Annual Report on Form 10-K to discuss the differences in the older and newer format stores to make more evident why both metrics may be useful to investors.

Industry factors

We believe additional disclosure regarding the following industry factors could provide meaningful information for investors, and expect we will address these and similar matters in our upcoming Form 10-K:

•	the impact of industry-wide changes in the advanced television product cycle;

•	the opportunities and challenges presented by the growing complexity of home theater and technology products, as well as the convergence and integration of multiple technology products;

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

•	the outlook for sales of consumer electronics; and

•	the implications of the shift from packaged to digital entertainment software (music, movies and games).

While we will expand our disclosures as discussed above, we believe that our historical disclosures of net sales, comparable store sales, gross profit margin and SG&A expenses are the most meaningful to investors because these disclosures are consistent with the way we manage our business. Nonetheless, we believe the addition of disclosures such as those noted above could enhance our MD&A.

Critical Accounting Policies, page 20

2.	Staff’s Comment: Please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

Company’s Response: We acknowledge the Staff’s comments and below is a response for each of our critical accounting policies. To the extent such information has not been included in previous filings, we propose to incorporate it in future filings.

Accounting for Cash Consideration Received from Vendors: Although this is a significant accounting policy for us, there is a remote possibility that changes in management estimates in the application of this policy could have a material impact on our results of operations for any period.

Accounting for Stock-Based Compensation: Stock-based compensation expense was approximately $27 million for fiscal 2006, approximately $19 million for fiscal 2005, and approximately $39 million for fiscal 2004.

Inherent in the calculation of stock-based compensation expense are assumptions used in option valuation models. The Black-Scholes model requires us to make highly subjective assumptions regarding the expected future volatility of the stock price, the expected term of the option, the expected dividend yield and the risk-free interest rate. Performance-based awards require us to make assumptions regarding the likelihood of achieving company goals.

There were no material changes in the estimates or assumptions used to determine stock-based compensation between periods. If actual results are not consistent with our estimates or assumptions, changes in performance-based stock compensation expense could be material.

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

Goodwill: Goodwill is reported as a separate line item on the face of our balance sheet. The balance in goodwill was approximately $224 million at February 28, 2006 and approximately $216 million at February 28, 2005. There were no material changes in the estimates or assumptions used to assess possible goodwill impairment between periods. As of February 28, 2006, we had not recognized any goodwill impairment losses. If actual results are not consistent with our estimates and assumptions used in estimating future cash flows, we may be subject to impairment losses that could be material.

Income Taxes: Income tax contingency accruals were $19 million at February 28, 2006, and $27 million at February 28, 2005. We did not make any changes in estimates related to tax contingencies during fiscal 2006 that would have a significant effect on the financial statements. The change in the contingency accrual from February 28, 2005 to February 28, 2006, primarily relates to the settlement of tax assessments with the federal government.

To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of our cash and result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would be recognized as a reduction in our effective income tax rate in the period of resolution.

Calculation of the Liability for Lease Termination Costs: Accrued lease termination costs were approximately $110 million at February 28, 2006 and approximately $128 million at February 28, 2005.

Inherent in the calculation of lease termination costs are assumptions and judgments regarding the timing and duration of future vacancy periods and the amount and timing of future sublease income. We include the changes in the accrued lease termination costs in its footnotes to the financial statements. Changes in assumptions increased the liability for lease termination costs by approximately $9 million for fiscal 2006 and by approximately $7 million for fiscal 2005.

If actual results are not consistent with our estimates or assumption, changes to the lease termination liability could be material.

Accounting for Pension Plans: For the fiscal year ended February 28, 2006, net pension expense was $1.7 million. The critical assumptions used in computing net pension expense are the expected rate of return on plan assets and the discount rate. Actual results in any given year will often differ from actuarial assumptions because of economic conditions and expectations for the future.

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

Net pension expense is determined using assumptions at the beginning of the fiscal year. The expected rate of return on plan assets used to compute the fiscal 2006 net pension expense was 8.25 percent. This was the same rate used to calculate the fiscal 2005 net pension expense. The weighted average discount rate used to compute the fiscal 2006 net pension expense was 5.75 percent, down 25 basis points from the discount rate of 6.00 percent used to compute the fiscal 2005 net pension expense.

The following table is a sensitivity analysis that illustrates the effect on net pension expense of changing the expected rate of return on plan assets and the discount rate, while holding all other assumptions constant:

(Amounts in millions)	Change in Assumptions	Increase/Decrease in Fiscal 2006 Expense
Assumptions
Expected rate of return on plan assets	+/-25 basis points	$(.05	) / $.05
Discount rate	+/-25 basis points	$(1.3	) / $1.4

Contractual Obligations, page 31

3.	Staff’s Comment: We note that the cash requirements related to real estate taxes, common area maintenance, insurance and operating expenses under operating leases disclosed in Note 12 and the amounts required to fund retirement benefits under plans disclosed in Note 17 to the financial statements are not reflected in table of contractual obligations. Please disclose in a note to table that these cash requirements are not included in the table and provide a context for the reader to understand the impact of these items on your cash requirements. In addition, please include other long-term liabilities reflected on your balance sheet in the table or disclose the nature and amounts of other long-term liabilities not included in the table. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Company’s Response: We acknowledge the Staff comment and propose the addition of the following to the table of contractual obligations in future filings:

Operating lease obligations do not include payments to landlords for real estate taxes, common area maintenance and insurance. These amounts, if included in the above table, would increase total operating lease obligations by approximately $X as calculated as of February 28, 2007.

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

Included in other long-term liabilities on our consolidated balance sheet at February 28, 2007, are: a $X obligation for deferred compensation; a $X liability for self-insurance obligations; and $X for asset retirement obligations. Because the timing of their future cash flows is uncertain, these other long-term liabilities are excluded from this table.

Consolidated Statements of Operations, page 35

4.	Staff’s Comment: Please note that pursuant to paragraph (b) of Rule 5-03 of Regulation S-X each class of revenues that exceeds 10 percent of total revenues, and related costs and expenses, must be stated separately on the face of the statement. Each class which is not more than 10 percent of total revenues may be combined with another class. In future filings please separately state net sales from tangible products and revenues from services, and the related costs and expenses, on the face of the statement. Refer to Rule 5-03(b) of Regulation S-X. In addition, please tell us the items and their amounts included in revenues from services, and the related costs and expenses, for each year presented

Company’s Response: We have determined that service revenues accounted for less than 10% of our total revenues for the periods filed. As such, we have not presented separate line items on the face of the statement. If revenue from services is greater than 10% for any future period, we will separately state such revenue, as well as the related costs and expenses, on the face of the statements.

We consider our service revenues to be those derived from the following types of transactions: revenue from installations, including mobile installation, home theater installation, technology installation and installation performed on behalf of third parties; and revenue from product repair services.

Consolidated Balance Sheet, page 36

5.	Staff’s Comments: Please tell us the items and their amounts included in accrued expenses and other current liabilities for each period presented. If any of the items exceed 5 percent of total current liabilities, please disclose the items and their amounts in the balance sheets or in the notes to financial statements. Refer to paragraph 20 of Rule 5-02 of Regulation S-X.

Company’s Response: Rule 5-02(20) of Regulation S-X requires that other current liabilities in excess of five percent of total current liabilities be stated separately, in the balance sheet or in a note thereto, and allows remaining items to be shown in one amount.

The five percent of total current liabilities thresholds were $81.1 million and $65.8 million, for the years ended February 28, 2006 and 2005, respectively. The items and amounts included in accrued expenses and other current liabilities are as follows:

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

	At February 28
(Amounts in millions)	2006	2005
Accrued salaries and wages	$47.2	$58.2
Accrued incentive compensation	37.5	34.5
Accrued rebates	60.7	37.2
Unredeemed gift card liabilities	54.2	51.4
Accrued sales tax collected	49.6	43.0
Accrued real estate and personal property taxes	41.2	39.6
Customer deposits	33.1	42.0
Current portion of accrued lease termination costs	30.9	37.5
Accrued promotional financing charges	23.4	19.5
Unredeemed reward points liabilities	17.8	4.8
Accrued payroll taxes	17.8	7.8
Current portion of deferred warranty revenue	13.7	11.5
Other current liabilities	37.4	46.1

Accrued expenses and other current liabilities	$464.5	$433.1

While individually none of the items above exceeds 5% of total current liabilities, we propose aggregating “Accrued salaries and wages” and “Accrued incentive compensation” into one line item titled “Accrued Compensation” to be presented separately on the face of the balance sheet in future filings.

Consolidated Statement of Cash Flows, page 37

6.	Staff’s Comments: Please tell us your basis for classifying cash flows from retained interests in securitized accounts receivable as cash flows from operating activities as opposed to cash flows from investing activities.

Company’s Response: We have classified the retained interests in securitized accounts as trading securities under FAS 115. Because the retained interests were classified as trading securities, we classified the related cash flows as operating activities as required by FAS 95.

Description of Business, page 39

7.	Staff’s Comments: Please tell us the significant terms of the consumer credit card program agreement entered into in connection with the sale of your private-label finance operation. Please also tell us in detail the nature of the compensation you receive under the terms of agreement. In addition, tell us how you account for the revenue received and the basis in GAAP for your revenue recognition policy. In doing so, please explain to us what is reflected in the net results from the program agreement. Finally, please tell us whether you recognized a gain or loss on sale of the private-label operation, how you accounted for the gain or loss and the basis in GAAP for your accounting treatment.

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

Company’s Response:

Agreement financial summary

The agreement with Chase is a seven year arrangement with annual program periods that end in May of each year. There are several revenue and expense components to the agreement.

We earn a fixed, non-refundable fee for each new account originated after a qualifying first purchase. After the qualifying first purchase, there are no further substantive performance or other conditions that we must meet to earn this fee. We are not paid for accounts that are closed within 60 days of origination. Since most accounts are opened to take advantage of promotions, closures are inconsequential.

We are charged for the cost of promotional financing programs based on a contractual fee schedule. The charge is calculated by multiplying the purchase dollars originated under each promotional program times the contractually agreed upon rate. We are entitled to an annual $[**] million allowance to fund promotional financing programs for each program year. Since the inception of the agreement, we have exceeded this allowance each year.

The credit program is intended to operate within a target net yield range on the credit card receivables. Each quarter of the program year there is a “net yield” calculation which quantifies the extent to which the private-label credit card portfolio over or under-performs defined parameters. If the yield is below a defined percentage, we pay the deficit to Chase. If the yield is above a defined percentage Chase pays a portion of the excess to us. We can terminate the agreement with Chase if the net yield for any measurement period falls below the target net yield range.

Expense and income recognition

Fees earned under the agreement for originating new accounts are recognized in the period the new account has a qualifying first purchase. Since we will perform no further services for Chase and there are no substantive performance obligations or contingencies with respect to the account, we conclude that the conditions of SAB 104 have been met, namely:

•	Pervasive evidence of an agreement exists,

•

Delivery has occurred or services have been rendered (we have “a large volume of homogeneous transactions” as discussed in SAB 104 to accurately estimate the inconsequential number of account cancellations that occur in the 60 days following account origination),

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

We recorded revenue of approximately $[**] million for account originations for the year ended February 28, 2006.

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

The fees paid to Chase for promotional financing are recognized as a reduction to net sales in the period the account is generated. Under the contract, we do not pay for promotional financing until it exceeds $[**] million each program year. This $[**] million credit for promotional financing is allocated by month over the program year based on historical and projected usage patterns for promotional financing. Our cost for promotional financing in excess of the promotional credit was approximately $[**] million for the fiscal year ended February 28, 2006. The promotional financing costs are considered cash sales incentives provided to our customers and in accordance with EITF 01-09, we record the promotional financing costs as a reduction of revenue.

The impact of the net yield calculation is recorded by us each quarter. We recorded revenue as a result of the net yield calculation of approximately $[**] for the year ended February 28, 2006.

Loss on sale of private-label operation

In January 2004, we agreed to sell our private-label business comprised of substantially all assets of its federally chartered credit card bank (FNANB), the assets of the related SPE, and the customer account relationships to Chase, and entered into a program agreement to allow Chase to provide similar services. Under the agreement, Chase assumed our building lease and hired FNANB’s approximately 300 employees. The selling price of the residual interests in private label credit card receivables was set at par on the underlying credit card account balances reduced by existing financing. As part of the sale, the Office of the Comptroller of the Currency (OCC) required us to calculate a value for the account relationships. The final estimate that was accepted by the OCC was $5 million.

We concluded the assets transferred met the definition of a business under EITF 98-3. Since the receivable balances were a significant component of the assets transferred, we also evaluated the sale under FAS 140 and determined that the transfer of receivables qualified for sale accounting. The sale transaction was not an arrangement between a vendor and a customer as contemplated by EITF 00-21, “Revenue Arrangements with Multiple Deliverables;” however, its guidance, by analogy, was considered relevant for analyzing the three elements of this transaction: (1) transfer of all retained interests; (2) transfer of fixed assets and software; and (3) transfer of customer relationships. The transaction included fixed and determinable up-front cash of $476 million and future contingent fees for new accounts. After allocating total arrangement consideration based on each element’s relative fair value, the non-contingent consideration of $476 million was applied as proceeds to the delivered elements. The net loss recorded on the transaction was $6 million.

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

Reclassifications and Adjustments, page 39

8.	Staff’s Comment: Please tell us how you account for the estimated non-redemption of rewards feature on the Circuit City Rewards Credit Card. Please also tell us the effect of the accounting error related to unredeemed award points on net earnings for each of the first three quarters and why the effects are not material to quarterly results. In addition, please tell us the nature of the accounting errors related to lease accounting and other matters that resulted in the revisions to previously issued financial statements.

Company’s Response:

Rewards Card

We recorded an estimate for the non-redemption of the rewards feature on the Circuit City Rewards Credit Card beginning in the fourth quarter of fiscal 2005. During the third quarter of fiscal 2006, the estimate was revised upward based on external data provided by a third party that was expected to be predictive of actual results. During the fourth quarter of fiscal 2006, we determined, based on guidance provided in recent SEC speeches, that additional company-specific data must be accumulated before we could recognize the estimate for non-redemption. While we have no reason to believe that the original estimates recorded are not predictive of the expected results, the benefits previously recognized for the non-redemption of the rewards feature were reversed in the fourth quarter of fiscal 2006. The relevant amounts are as follows:

(Amounts in thousands)	After-Tax Benefit of Non-Redemption Recorded	After-Tax Earnings/(Loss) As Reported	GAAP After-Tax Earnings/(Loss)	% Change
Period
Quarter Ended February 28, 2005	$272	$83,718	$83,446	-0.33%
Quarter Ended May 31, 2005	$231	$(11,882)	$(12,113)	1.91%
Quarter Ended August 31, 2005	$157	$3,865	$3,708	-4.23%
Quarter Ended November 30, 2005	$4,262	$(10,151)	$(14,413)	29.57%
Quarter Ended February 28, 2006	$(4,921)	$156,546	$161,467	3.05%
Fiscal Year Ended February 28, 2006	$272	$151,112	$150,840	-0.18%

We evaluated the impact of the above amounts to each quarter using the guidance in SAB 99 and APB 28, paragraph 29 and considered the following quantitative and qualitative factors:

•	All but $272,000 of the error originated in the current year;

•	The errors do not affect the trend of earnings for any period;

•	The errors do not change any period from income to a loss or vice versa;

•	While the percentage change for the quarter ended November 30, 2005 is significant; the results for that quarter were close to break even;

•	The impact for the full year was insignificant.

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

We determined that we would disclose the impact of the out-of-period adjustment to the fourth quarter. Such disclosure is included in Note 1, Basis of Presentation and in Note 22, Quarterly Financial Data. We discussed our conclusions with our Audit Committee.

Revisions to Previously Issued Financial Statements

The errors that resulted in revisions to previously issued financial statements were corrected with the net $0.4 million after-tax adjustment in the fourth quarter of fiscal 2006. These errors related primarily to unrecorded straight-line rent accruals for a number of locations as required by FAS 13, corrections in recording landlord reimbursements under FAS 98 and out-of-period adjustments substantially related to accounts payable. The percentage change in the reported net loss for fiscal 2004 was significant; however, the dollar amount of the adjustment is not significant and the net loss reported is close to break even. The errors were evaluated individually and in the aggregate using the guidance in SAB 99. After evaluating all quantitative and qualitative factors, management concluded that the errors were not material to any annual or interim period. We discussed our SAB 99 analysis and conclusions with our Audit Committee.

(Amounts in thousands)	After-Tax Impact of Error Fiscal 2005	After-Tax Impact of Error Fiscal 2004
Errors related to straight-line rent	$582	$1,666
Errors related to landlord reimbursements	$4,185	$(485)
Out-of-period adjustments	$(5,723)	$(1,750)
Other	$2,313	$(381)

Total errors	$1,356	$(951)

After-Tax Earnings/(Loss) as Reported	$64,354	$(787)
GAAP After-Tax Earnings/(Loss)	$65,710	$(1,738)
% Impact	2.1%	54.7%

Revenue Recognition, page 40

9.	Staff’s Comment: Please tell us whether or not you recognize breakage on unredeemed gift cards. If you recognize breakage, please tell us how you estimate breakage, the amounts recognized for each year presented and how you classify breakage in your statement of operations. Please also tell us your accounting policies for recognition of breakage. In addition, please disclose your accounting policies regarding recognition of unredeemed gift cards and the amount of unredeemed gift cards recognized in income fore ach year presented to the extent such amounts are material to your operating results.

Company’s Response: We record breakage on unredeemed gift cards. We have determined a gift card breakage rate based upon almost 10 years worth of historical redemption patterns. It is our experience that the likelihood of a gift card remaining

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

unredeemed can be determined 24 months after the gift card is issued. Based on historical experience and in accordance with the guidance provided by SEC Staff Speeches, it is our policy to recognize 3% of the original activation amount as breakage income 24 months after the gift card is issued for those cards for which the likelihood of redemption is deemed to be remote. The amounts recognized for breakage on gift cards are as follows: $7.9 million in fiscal 2006, $10.0 million in fiscal 2005 and $9.4 million in fiscal 2004.

We propose the following disclosure be included in our summary of significant accounting policies footnote in future filings:

Gift Cards: We sell gift cards to our customers in our stores and on our Web site. Our gift cards do not have an expiration date. We recognize income from gift cards when the gift card is redeemed by the customer or the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions. We determine our gift card breakage rate based upon historical redemption patterns. Based on our historical information, the likelihood of a gift card remaining unredeemed can be determined 24 months after the gift card is issued. At that time, we recognize breakage income for those cards for which the likelihood of redemption is deemed to be remote. Gift card breakage revenue is included in net sales in our consolidated statements of operations.

Short-Term Investments, page 41

10.	Staff’s Comment: Please disclose the method you use to determine the cost of securities sold. See paragraph 21b. of SFAS 115.

Company’s Response: Although we considered this disclosure requirement and concluded that it was not material to our financial statements, we acknowledge the Staff comment and propose the addition of the following sentence to the “Short-Term Investments” section of Note 2, Summary of Significant Accounting Policies in future filings:

The cost of securities matured or sold is based on the specific identification method.

Merchandise Inventory, page 41

11.	Staff’s Comment: Please disclose the nature of costs capitalized in inventories. Please refer to paragraph 6(b) of Regulation S-X.

Company’s Response: Although we considered this disclosure requirement and concluded that it was not material to our financial statements, we acknowledge the Staff comment and propose the addition of the following sentence to the “Merchandise Inventory” section of Note 2, Summary of Significant Accounting Policies in future filings:

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

Cost is determined by the average cost method, which includes the cost of freight from the vendor to our distribution centers, or in the case of direct shipments, the cost of freight from the vendor to our stores.

Note 9. Goodwill and Other Intangible Assets, page 45

12.	Staff’s Comment: Please disclose the weighted-average amortization period, in total and by major intangible asset class as required by paragraph 44a. of FAS 142.

Company’s Response: The weighted-average amortization periods were excluded from the disclosures in Note 9 due to immateriality, but will be included in future filings. The weighted-average amortization periods for the intangible assets are as follows:

Asset Class	Weighted-Average Amortization Period
Dealer-relationship contracts	20 years
Vendor contract	10 years
Employment agreements	4.5 years
Other	5 years

Note 17. Employee Benefit Plans, page 53

13.	Staff’s Comments: Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Company’s Response: As defined in FAS 87, the market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. We use a calculated value.

We propose the following disclosures be included in our Employee Benefit Plans footnote in future filings.

We use a calculated market-related value of pension plan assets to determine the expected return on pension plan assets, a component of net pension expense. The calculated market-related value of the plan assets is different from the actual or fair market value of the assets. The fair market value is the value of the assets at a point in time that is available to make payments to pensioners and to cover transaction costs. The calculated market-related value recognizes changes in fair value on a straight-line basis over a five-year period. This recognition method spreads the effects of year-over-year volatility in the financial markets over that period of years.

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

Note 22. Quarterly Financial Data, page 58

14.	Staff’s Comments: Please tell us whether you restated your statements of cash flows for fiscal years 2005 and 2004 as a result of the errors in classification of cash flows disclosed on page 59. If so, explain to us why you did not report the corrections as a restatement in accordance with APB 20. In addition, please provide us with a summary of the effects of each of the classification errors on cash flows from operating, investing and financing activities for each year presented.

Company’s Response: The statements of cash flows for fiscal years 2005 and 2004 were not restated. Please note that there were no errors in the cash flows for the fiscal year ended February 28, 2006. We restated the statements of cash flows for each quarter of fiscal 2006 in the Form 10-Q’s filed in fiscal 2007 and appropriately labeled the statements of cash flows as restated. Below is a summary of the effects of the classification errors on cash flows from operating, investing and financing activities for each year presented.

(Amounts in thousands)	Fiscal Year
Provided by / (Used in)	2005	2004
Operating cash flows as previously reported	$460,238	$(125,513)
Operating cash flows as revised	$390,795	$(93,105)

Investing cash flows as previously reported	$(74,454)	$(135,342)
Investing cash flows as revised	$(66,910)	$(131,159)

Financing cash flows as previously reported	$(276,385)	$(89,080)
Financing cash flows as revised	$(240,056)	$(111,336)

We evaluated the impact of these errors in accordance with SAB 99 and made the following considerations:

•

While the impact of the errors is quantitatively large percentages, the errors do not affect trends. Additionally, the errors do not change any of the line items from cash “provided by” to cash “used in” or vice versa;

•	We evaluated the impact relative to our performance in each year. Fiscal 2004 was a year of poor relative earnings performance and negative cash flows from operations;

•	We considered the age of the information;

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

•

Our commentary in conference calls and investor meetings focuses on our overall cash position; accordingly we believe that these errors do not affect an overall understanding or perception of our financial condition, performance or liquidity;

•

We reviewed a sample of analysts’ reports and determined that cash flows from operating activities were not used by the analysts in their analyses and we found no references to cash flows from operating activities in these reports; and

•	We disclosed the quarterly impact to cash flows for each quarter in fiscal 2006 and 2005 in the quarterly financial data footnote.

We discussed our conclusions with our Audit Committee.

Form 10-Q for Fiscal Quarter Ended November 30, 2006

15.	Staff’s Comment: Please address the comments above in your Forms 10-Q as applicable.

Company’s Response: We plan to make the proposed changes in the Fiscal 2007 Form 10-K to be filed by April 30, 2007 and in future Form 10-Q filings as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

16.	Staff’s Comment: We note that you intend to discontinue reporting extended warranty net sales since you view warranty revenue as a component of many that contribute to both sales and gross margin. Given the significance of extended warranty revenue to your net operating results, please explain to us why you believe that this information is not meaningful to investors.

Company’s Response: The discussion of warranty sales began over a decade ago, before we began offering a wide array of ancillary goods and services to complement the sale of core consumer electronics products. Today, we sell services for Voice over IP (Vonage), broadband Internet services, satellite radio subscriptions, DirecTV services, in-home computer diagnostics and in-home theater installation, as well as in-store computer diagnostics, repair and upgrades. Our customer service approach now focuses on selling “solutions,” with warranties being only one of many available solutions. Our focus on being a multi-channel retailer has led us to conclude that disclosure focusing on warranty sales would not accurately portray our retail performance as a solutions provider.

We believe that most retailers have reached a similar conclusion and do not disclose or discuss warranty penetration in their filings.

Mr. William H. Thompson

Securities and Exchange Commission

March 16, 2007

Income Tax Provision, page 24

17.	Staff’s Comment: Please tell us the discrete items and their amounts that had the effect of increasing the effective tax rate for the nine months ended November 30, 2006. Please also tell us the adjustments resulting from the return-to-provision reconciliation associated with the filing of the tax return.

Company’s Response: Discrete items recorded during the third quarter ended November 30, 2006, totaled $1.9 million resulting in a reduction to tax expense and were identified during our return-to-provision process. The discrete items related primarily to lease related cumulative adjustments that were incorrectly treated as non-taxable.

Our SAB 99 analysis for the periods affected included these out of period adjustments related to our tax provision. Based on our consideration of all qualitative and quantitative factors, we concluded that the impact of correcting the errors through an adjustment to our third quarter tax provision was appropriate.

*            *            *

In connection with our response to your comments on our filing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness and attention to these matters. Please do not hesitate to contact me at 804.486.4107 if the Staff has any further questions or comments.

Sincerely,

/s/Michael E. Foss
Michael E. Foss
Executive Vice President & Chief Financial Officer

cc:	Philip J. Schoonover, Chairman, President & Chief Executive Officer
Philip J. Dunn, Senior Vice President, Treasurer & Controller